June 10, 2005

      Mail Stop 4561

James L. Fritzemeier
President
Advisors REIT I, Inc.
8301 E. 21st North-Suite 230
Wichita, KS 67206

Re:	Advisors REIT I, Inc.
	Registration Statement on Form S-11
      Filed February May 13, 2005
      Registration No. 333-124916

Dear Mr. Fritzemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. Please note that while Industry Guide 5 by its terms applies only to real estate limited partnerships, the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for REITs. Because this is a blind pool offering and you intend to qualify for taxation as a REIT, please revise the prospectus to substantially comply with Guide 5, including prior performance information substantially similar to that required under Item 8 and Appendix II of Guide 5. Refer to SEC Release 33-6900.
2. We note that it appears that Dimensions Investment is acting as your dealer in this offering. Please tell us whether Dimensions Investment Management is a registered broker-dealer.
3. Please revise to include the information required by Item 201(b)(1) and Item 506 of Regulation S-K.

Cover Page of Registration Statement

Fee Table
4. Please expand the table to include the basis for the calculation of the amounts. Refer to the cover page of the Form S-11 for guidance. Further, please also revise the cover page of the registration statement to include all the information described on Form S-11. For example, include the information and boxes regarding
Rules 462 and 434, even if unchecked.

Front Cover Page of Prospectus
5. Please disclose on the cover page that you must sell the minimum amount by December 31, 2005 or you will promptly return the funds to investors, and that the offering may be extended to a date no later than March 31, 2006, as mentioned on page 84. Please revise throughout to consistently describe the termination provisions of the offering. We note that on page 4 you describe August 31, 2005 as the date by which the minimum must be raised. Please also describe any escrow arrangements. Refer to Item 501(b)(8)(iii) of Regulation S-K.
6. State on the cover page that the price of the securities was arbitrarily selected by you as disclosed on page 3.
7. Please expand the bullet point risk factors listed on the cover page to include a discussion of the following risks:

* That you have nominal assets totaling only $287,740;

* That your management team has no experience in operating or advising a public REIT and that your operating costs may exceed operating costs typically incurred by other REITs with an experienced management team;

* That your investment policies may change without stockholder approval;

* The high leverage authorized by your charter of 200% of assets and that such leverage may reduce the amount of distributions to investors; and

* That your board of directors has sole discretion to convert your business structure to an externally managed and fee based advisory form REIT.
8. Please revise the cover page risks as follows:
a. Revise the second bullet to describe or quantify what you mean by
"small REIT."
b. Expand the third bullet point of the current risk factors on your cover page to state that you have no immediate plans to apply for listing on any national exchange or quotation system. Please also revise to clarify that the investors will be unable to resell your common stock, rather than that they "may" be unable to resell.
c. Please also revise the fourth bullet point in the existing cover page risk factors to disclose that no single stockholder may own more than 9.8% of any class of your common stock.
9. Please revise the Commission legend to include the sentence:
"[a]ny representation to the contrary is a criminal offense." Refer to Item 501((b)(7) of Regulation S-K.
10. Although we realize the limited space available for the above referenced comments on the cover page, we note that the current organization of the cover page could be revised to permit the inclusion of the disclosure. For example, please consider presenting the cover page risk factors in two-column format. In addition, to the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary Risk Factors or in the Risk Factor Section.

Prospectus Summary-Beginning on Page 1
11. We note that you are conducting a minimum-maximum best efforts offering. Please revise to state in the summary and in the plan of distribution whether affiliates will purchase shares and if any purchases will be counted toward the minimum offering amount. Please also disclose the total amount that affiliates may purchase and indicate that they are purchasing for investment and not for resale.

12. Please revise to include a tabular summary of the use of proceeds. Refer to Item 3.B. and Appendix I of Guide 5. We note your disclosure on page 5 and 27.
13. Disclose whether the units you will issue to holders of the operating partnerships will be convertible into the Advisor REIT shares and describe the impact on Advisor REIT shareholders of any such conversion option.
14. We note the compensation provided to your Advisory Board members for advising your board of directors in making real estate investing decisions. Please disclose this compensation arrangement here with a more detailed description in the later part of your document. See
Item 4 of Guide 5 for guidance. Please address any policies concerning limits on the compensation provided to the advisors in light of your disclosure on page 56 that work conducted outside of meetings may be compensated at $150 an hour.
15. Please briefly discuss any conflicts of interest (such as those described beginning on page 11) that may arise between you and any officers, directors, affiliates, or "advisory directors" who are active in the operation of the REIT. As one example, we note on page
12 that members of your Board of Advisors, Paul Jackson and Michael
Boyd, are principals of private real estate development companies. You should discuss any potential conflicts arising over the possible purchase of real estate property that may be desirable to both the REIT and to Jackson and Boyd in their capacity as principals of a competing private real estate development business. Please also consider risk factor disclosure concerning the competing interest in the real estate with these advisors.
16. In an appropriate section of the summary, please disclose that funds released from escrow upon your reaching the minimum offering amount will be applied toward reimbursement of organizational and offering expenses rather than to the purchase of property, and that if only the minimum funding level is reached, a significant amount of revenues will be used to pay general and administrative expenses. Please add any related risk factor disclosure if applicable.

Our Business
17. Please disclose your Internet address, if available.
18. Please identify, here and in the Business section, the states in the Midwest and Southwest in which you intend to acquire property.
19. Disclose the basis for your belief that a self administered trust will more efficiently invest shareholder monies in real property than would a fee based advisory managed REIT, especially in light of your statement that your management team has no experience in operating a public REIT.
20. Disclose also that you are authorized under your articles of incorporation to use an external advisor as mentioned on page 48.
21. Please clarify here that your board of directors (currently 3 directors) are solely responsible for the selection of properties, tenants, and property managers and mentioned on page 30.
22. Expand the third paragraph to explain what constitutes "worthwhile commercial property" and the factors considered in determining the standard.
23. Revise the fourth paragraph to define "triple-net basis."
24. On page 2, disclose the maximum amount your directors may borrow on any lines of credit.

Our Strategy and Overall Objectives, page 2
25. We note the use of the term "dividend." Please avoid using the term "dividend" when a distribution is in whole or in part a return of capital. Please consider using the term "distribution."
Please
revise your use of the term "dividend" throughout your sales literature and throughout the prospectus accordingly.
26. We note that your objective is to provide liquidity on or before
October 31, 2017. Please revise here and in the body of the prospectus to describe how you will provide liquidity to stockholders. For example, disclose any plans for liquidation and dissolution, redemption or for listing on an exchange. We note your risk factor discussion on page 24.
27. We note your strategy of "minimizing the immediate dilution for shareholders` funds by directly selling the shares to investors, rather than through traditional means." Please advise us or revise this statement to clarify that because you will not pay any commissions or discounts, more proceeds will be available to you than if you did have to make these payments.

Risk Factors, page 3
28. Please revise to delete the mitigating language in the eighth bullet. Further, please revise, here and in the risk factor on page
8, to clarify that you have not entered into any agreements with property managers.

29. Please revise to discuss the risks associated with triple net leases, including the inability to sell or re-lease properties that are suited to a particular tenant and the effect on distributions and your revenue from the inability of a single tenant to pay rent, the leverage of your tenants and any lack of creditworthiness.

Offering Procedure, page 4
30. Please expand to disclose the procedure, including number of days, for returning funds to subscribers of the shares in the event the minimum offering amount is not reached.
31. Please expand your discussion relating to the requirement that investors must open an account with National Financial Services to disclose the additional $250 one time charge. Disclose also whether the charge is refundable if the minimum offering amount is not satisfied.

Minimum Investment, page 4
32. The emphasis on the irrevocability of a subscription for your shares implies that an investor`s funds are non-refundable even where you fail to satisfy the minimum offering amount. Please revise to clarify.

Distribution Policy, page 5
33. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets, borrow funds, or use the proceeds of this offering in order to make distributions. Please also revise to clarify that you may make distributions that include a return of capital.

Estimated Use of Proceeds-page 5
34. Please clarify in your discussion of "Estimated Use of Proceeds" here and on page 27 that proceeds used to pay dividends will reduce the approximate percentage otherwise available to acquire properties and other permitted investments. As applicable, please address use of proceeds in this manner as a return of rather than return on capital.







Risk Factors
35. We note that many of your risk factor subheadings merely state a fact, or describe some aspect of your business. Please revise your subheadings to briefly summarize each risk that is discussed.
36. We note that you may invest in mortgages. Please discuss the risks associated with these investments, including the effect of rising or falling interest rates.
37. Please discuss the risks to investors in connection with the anti-takeover provisions in your organizational documents and under state law. We note your discussion on page 53.

Risks Related to Our Business and Operations

We do not expect to operate our real estate properties, but will depend upon the ability of third-party management companies and tenants, page 8
38. As the use of third-party management companies is integral to your operations, and given you will use independent accounting services as noted on page 47, please tell us how this structure will impact internal control over financial reporting and your assessment thereon.

Our limited use of debt financing...page 9
39. Please expand to disclose your borrowing policy in the event you reach an offering amount that is significantly less than the maximum offering amount sought. Your response should also be described in detail in your investment objectives and policies section.

Future acquisitions may not yield the returns expected...page 9
40. Please revise to add an explanation for returns that may not meet expectations in your discussion, as alluded to in the risk heading.
Additionally, please explain to us why there would be disruption of day-to-day operations relative to your comments regarding third-party management in which you state you will not participate in the decisions affecting daily operations.
41. Expand the last sentence to disclose the circumstances under which you would issue equity securities as payment for acquisitions.



Potential borrowing...page 11
42. Please expand to disclose that under your charter you may borrow up to 200% of your total assets and that this limitation does not apply to first mortgages.

Risks Related to Conflicts of Interest-Beginning on Page 11

This investment opportunity was specifically designed to...page 12
43. Expand to disclose the names of the shareholders and their respective holdings of your shares currently.
44. Please tell us the business purpose for limiting the offering to
Dimension Investment clientele or clientele of other investment advisor firms who agree not to charge commissions or other fees to potential purchasers. Disclose whether any other investment advisors have contracted with you to trade your shares.

Exclusive client agency agreement...page 12
45. Expand to more fully describe the potential conflict of interest between you and Mr. Penner. You should first describe the services
Penner intends to supply to the company and discuss how those services could be compromised by his status as both a shareholder and your representative for real estate transactions.

Tax Risks

We may have to borrow funds or sell assets to meet our distribution requirements, page 18
46. Please revise the risk factor discussion and heading to state that you may also be required to use the proceeds of this offering in order to make distributions if your cash available for distributions is less than 90% of your REIT taxable income. Please also revise to state that you may make distributions that include a return of capital.

Risks Related to This Offering
47. Please revise to disclose that there may be a substantial period of time before the proceeds are invested and therefore a delay to investors in receiving a return on their investment. Refer to Item
7.C.(vi) of Guide 5. Please also disclose how long investors may expect to have to wait to receive distributions.



The subsequent sale of shares by stockholders could be very difficult, page 25
48. Please revise the discussion and heading to clarify that your stock is illiquid and discuss the risk that investors may lose their entire investment.

We have not adopted a stock redemption program, page 26
49. Please revise to discuss the risks associated with not having a stock redemption program. Please also revise to omit the reasons for not having a stock redemption program, since it does not appear to be material.

Use of Proceeds
50. You state on page 5 that dividends may be paid from sale proceeds, which are not noted in this disclosure of use of estimated proceeds. In light of this potential use of proceeds, and the additional costs of property acquisitions that include your due diligence and third-party appraisals, please omit or revise to balance your statement in note 3 which states that "net proceeds are probably understated in the above table."
Our Business-Beginning on Page 28
51. Please revise to further describe and quantify the criteria or factors that you will consider for each type of investment.
Please
also estimate the percentage of investment in each type of real estate activity and include any percentage limitations.
52. Please describe the role of subsidiaries, including any operating partnerships, in your business. Further, please describe how you will locate investments and the role of affiliates in locating investment opportunities. Please also describe the material terms of your agreement with John T. Arnold & Associates. In addition, please describe the role of the board of advisory directors. We note that on page 45 you state that the board of advisory directors will provide "advice, commentary and perspective to the Board of Directors." Please describe any future plans to engage the members of the board of advisory directors as external managers.
53. We note that you state that you intend to enter into contracts with third-party tenants and third-party management companies. Please revise to state whether these limitations are in your organizational documents and whether they may be changed by the board of directors without stockholder approval.

54. Please revise to include information about your mortgages as described in Instructions 1 and 2 of Item 13(b) of Form S-11.
55. We note that you intend to invest in commercial property. Please revise to further describe the types of commercial property that you may acquire or lease. For example, discuss whether you intend to invest in industrial, retail or office properties, or hospitals of warehouses, etc. We note that on pages 45-46, you describe the various types of properties owned or managed by Messrs. Jackson and
Boyd.
56. Since you were organized as recently as August 2004, please provide the information requested by Item 11(d) of Form S-11.
57. Expand to explain further how you will be a "small REIT" relative to other REITs, for example, by disclosing any cap on the value of your assets at any time or any limits on the number of properties you plan to hold at any one time.
58. Please revise to balance your statement that gross sales may increase even absent real growth since increases in costs are typically passed through to the consumer by explaining the impact increases in costs may have on your margins.

Construction and Renovation, page 30
59. We note that you state that affiliates may provide construction financing to developers. Please further describe the financing arrangement and any fees paid to affiliates. Further, we note that lenders may "seek assurance" from you. Please revise to describe this assurance and the terms of the obligation.

Computation of Lease Payments, page 34
60. Please clarify to us how "the tenant will pay us minimum annual rent equal to a specified percentage of our cost of purchasing the property" if you purchase an operating property with in-place leases.
61. Given your prior statements that lease terms will range from 5-10 years, please tell us what you expect the tenant`s sales per square foot to be, and what the minimum and total rent as a percentage of sales is estimated to be in order for you to recover your investment in the building by the expiration of the lease. In addition, please provide your basis for concluding that the leases are operating leases considering the criteria in paragraph 7(d) and 8 of SFAS 13 in relation to your disclosure here.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 40
62. Please revise to describe your plan of operations for the next twelve months in the event that you do and do not raise the minimum amount in the offering.

Results of Operations, pages 41-42
63. Please explain to us the purpose of the leases between the REIT and its qualified and taxable REIT subsidiaries and whether you will consolidate these entities and the basis for this determination. If you will be consolidating these subsidiaries, please revise your disclosure here and throughout the filing to clarify that your consolidated results of operations are based on the revenues and expenses resulting from the sub-leases between the subsidiary and third-party tenants and that the related party lease has no impact to your results of operations from a GAAP perspective. Additionally, clarify the impact the lease between you and your taxable REIT subsidiary has on its taxable income. In the event you will not be consolidating any of these subsidiaries, please include an explanation of impact to your consolidated operations resulting from the related party lease and your equity investment.

Management-Page 44
64. Please balance your disclosure concerning Mr. Fritzemeier`s role in the operations of Daland Corporation by including the annual sales and net income for the period of his tenure, or delete the references to Daland`s financial performance. You should also apply this comment to the disclosure on Mr. Wilson and his role at Envision, Inc.
65. Please disclose any cash or non-cash compensation to be paid to the members of the board of advisory directors.
66. Describe more specifically your agreement with Dimensions Investment Management and Dimensions Financial Consultants. Disclose also the role of Glenn Rappard who is named as a Dimensions Financial
Consultants representative in your powerpoint sales presentation materials.
67. Provide the information required pursuant to Item 402(b) of Regulation S-K for cash and non-cash compensation provided to management for the last year to date.




Certain Relationships and Related Transactions, page 47

General Conflicts of Interest, page 47
68. Please revise to include the information described in Item 5 of
Guide 5.
69. Please revise to describe the affiliation with Dimensions
Investment Management. Please also describe any relationship between
Vantage Point and Dimensions and Vantage Point.

Certain Investment Limitations-Page 50
70. Expand number 9 in this section to address Item 13(c), Instructions, Guide 5.
71. Please revise to clarify which limitations are applicable only if you were to adopt an advisory-based form of management.
72. Please revise throughout to clarify that the borrowing limitation of 200% of net assets does not apply to first mortgages.

Principal Stockholders, page 51
73. Please revise the table to reflect the numbers and percentages before the offering. For example, we note that it appears that the amount of stock held by Ted Knopp and all executive officers and directors collectively would exceed 1% of the outstanding shares, which appears to be inconsistent with your footnote disclosure. Please include Messrs. Jackson and Boyd in the table and revise to state that you have 87,010 shares outstanding. Further, please include the shares issued to the affiliate subsequent to December 31,
2004, as disclosed on page F-8.

Summary of the Articles of Incorporation and Bylaws
Description of Capital Stock, page 53
74. We note that you state: "[a]ll of the shares offered hereby will be fully paid and non-assessable." We note that this appears to be a legal opinion that you are not qualified to make. Please revise or advise us.
Distribution Policy, page 61
75. We note from your risk factor discussion on page 25 that there may be delays in investing the proceeds of this offering for up to one year after the termination of this offering. Please describe the effect on distributions resulting from delays in investing the proceeds of the offering.

U.S. Federal Income Tax Considerations, page 62
76. Please revise to clarify which portions of this section are the opinions of counsel. We may have further comments when we review your tax opinion.

Reports to Stockholders-Page 82
77. Should this offering be declared effective, you will be required to file annual and periodic reports under the Securities Exchange
Act
of 1934.  Please revise to clarify this here.

Plan of Distribution-Page 84
78. We note that you state that the shares are being offered exclusively by you, and elsewhere, you state that the offering was specifically designed to be offered to the clientele of Dimensions Investment. Please further describe the mechanics of how you will offer the shares to the clientele of Dimensions and tell us how Dimensions is not acting as a dealer in the offering. Please refer to
Rule 3a4-1 in your analysis.

Subscription Procedures-Page 86
79. We note that you may deliver this prospectus electronically to some investors. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.
80. Tell us whether you have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement.
Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Funding Agreement-Page 86
81. Clarify whether an investor has the right to withdraw his or her subscription for shares prior to your reaching the minimum offering amount and prior to acceptance.


Financial Statements, page F-1
82. Please revise your financial statements to include columns for cumulative amounts as required by paragraph 11 of SFAS 7.

Appendix A-Subscription Agreement
83. Please revise to clarify to investors that by signing the agreement, they are not waiving their rights under the federal securities laws.
Part II

Recent Sales of Unregistered Securities-Page II-1
84. Please expand to discuss the facts to support the availability of any applicable exemptions.
85. Please revise to include the issuance of stock after December
31,
2004, as disclosed on page F-8.

Exhibits
86. Please file copies of your legality and tax opinions or provide us with drafts of such opinions. We must review these opinions before the registration statement is declared effective and we may have additional comments on the opinions.

Exhibit 99.1 and 99.3
Supplemental Sales Material
87. Please revise the sales material to be consistent with the comments above.
88. Please provide support for your statements in the ADVISORS
REIT
I, Inc. brochure under the heading, Why Should You Invest in
Advisors
REIT I, Inc. Specifically, tell us how you have determined that limited costs for certain fees in the offering and operational stages of your business will maximize and preserve shareholder value given that you intend to provide fees and compensation to third party advisors and property managers, and given the limited experience your board of directors has in running a public REIT.

89. With respect to you powerpoint presentation materials, please provide the NAREIT materials used to support for your statements in the "Investment Performance Characteristics" and "Rates of Return" slides for our review.
90. We note slides in your powerpoint presentation materials that emphasize the self-managed status of the REIT and that the REIT will incur no selling, acquisition, asset management, and other fees. Please include information in the sales materials that discloses compensation and fees paid to your advisory board, your third party property managers, and other individuals in connection with the organizational and operations of your business. Disclose also that your articles of incorporation allow you to become an externally managed REIT at any time without shareholder approval.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Dowling, Staff Accountant, at 202-
551-
3467 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Michael R. Biggs, Esq. (via facsimile)



??

??

??

??

James L. Fritzemeier
Advisors REIT I, Inc.
June 10, 2005
Page 1